News Release

Exhibit 99.1

PartnerRe Ltd. Declares Dividend on Preferred Shares

PEMBROKE, Bermuda, November 18, 2021 - PartnerRe Ltd. announced that its Board of Directors has declared a dividend for the period September 15, 2021 - December 14, 2021 of $0.3046875 per share on the Company’s 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend is payable on December 15, 2021 to shareholders of record on November 30, 2021.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At September 30, 2021, total assets were $28.3 billion, total capital was $9.1 billion and total shareholders’ equity was $7.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz